ANNUAL FINANCIAL REPORT
DECEMBER 31, 2014

ALEXCO RESOURCE CORP.
Building a Sustainable Future In Silver

Alexco Resource Corp.
Management’s Discussion and Analysis
For the Year Ended December 31, 2014

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 25, 2015 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2014 compared to those of the previous year.

The following information should be read in conjunction with Alexco’s December 31, 2014 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on Alexco, including Alexco’s AIF, are available on Alexco’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Selected Financial Information

Selected financial information from the Corporation’s three most recently completed financial years is summarized as follows:

(expressed in thousands of dollars, except	As at and for the	As at and for the	As at and for the
per share amounts)	year ended	year ended	year ended
	December 31, 2014	December 31, 2013	December 31, 2012

Revenue from mining operations	361	43,114	76,725
Gross profit (loss) from mining operations	361	(29)	15,034

Revenue from environmental services	14,925	16,319	7,983
Gross profit from environmental services	4,888	8,849	2,886

Revenue from all operations	15,286	59,433	84,708
Gross profit from all operations	5,249	8,820	17,920

Net income (loss)	(32,772)	(50,450)	3,420
Adjusted net income (loss)[1]	(5,363)	(4,313)	3,420
Earnings (loss) per share –
Basic	($0.50)	($0.81)	$0.06
Diluted	($0.50)	($0.81)	$0.06
Total assets	105,195	131,213	212,300
Total long-term liabilities	24,363	26,114	49,355
Dividends declared	Nil	Nil	Nil

[1]

Adjusted net income (loss) excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page “Non-IFRS Measures – Adjusted Income (Loss)” on page 16.

Overall Performance

Alexco reported a loss before taxes of $35,608,000 and a net loss of $32,772,000 for the year ended December 31, 2014, for a basic and diluted loss of $0.50 per share, on total revenues of $15,286,000. Included in these 2014 results are impairment charges on mining assets totaling $29,931,000. Excluding the effect of these impairment charges, the 2014 adjusted loss before taxes was $5,363,000 (see “Non-IFRS Measures – Adjusted Income (Loss)” on page 16). For the year ended December 31, 2013 Alexco reported a loss before taxes of $62,079,000 and a net loss of $50,450,000, for a basic and diluted loss of $0.81 per share, on total revenues of $59,433,000. Included in these 2013 results are impairment charges on mining assets and investments totaling $57,126,000 before taxes. Excluding the effect of these impairment charges, the 2013 adjusted loss before taxes was $4,953,000 (see “Non-IFRS Measures – Adjusted Income (Loss)” on page 16). The difference between years is primarily due to the effect of the suspension of Bellekeno mining operations in early September 2013, reduced gross profit on environmental services, increased mine site care and maintenance costs offset by decreased general and administrative expenses in 2014.

Alexco’s environmental services business, the Alexco Environmental Group (“AEG”), recognized revenues of $14,925,000 in the year ended December 31, 2014 for a gross profit of $4,888,000 compared to revenues of $16,319,000 and a gross profit of $8,849,000 during 2013. In July 2013, an amended and restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in 2013 revenues is $1,983,000 in retroactive fees, and included in cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2014 AEG achieved a gross margin of 32.8%, compared to 42.5% in 2013. The decrease in gross margin from the prior year is a result of the AEG outsourcing certain specialty work to external consultants incurring lower margins and also due to one of AEG’s major projects shifting from engineering to earthworks which earns lower margins.

Bellekeno mining and milling operations were suspended in early September 2013 in light of the reduced silver price environment, and the 2013 results accordingly reflect only 245 days of mining operations. There were no mining operations in 2014 with the exception of $361,000 of revenues related to the final settlements of concentrates sales that were shipped in October 2013 and settled in April 2014. Revenues from mining operations at Bellekeno in 2013 totaled $43,114,000, yielding a gross loss $29,000. Metal prices for revenue recognized during 2013, weighted by dollar of revenue recognized, averaged US$23.94 per ounce for silver, US$0.98 per pound for lead and US$0.88 per pound for zinc. Silver prices for revenue recognized in the first, second and third quarters of 2013 were US$28.70, US$20.55 and US$22.06, respectively, reflecting the sharp reduction in silver prices experienced through 2013. Average mill throughput for 2013 was 271 tonnes per day (“tpd”). Total mine output during 2013 was 65,206 tonnes. Total production during 2013 was 1,408,164 ounces of silver, 10.3 million pounds of lead and 3.4 million pounds of zinc. Cash costs of production in 2013 were $14.00 per ounce of payable silver.

Alexco’s surface exploration drill program for 2014 totaled $5,069,000 compared to $2,508,000 in 2013. Surface exploration drilling was completed as of the end of October 2014, and for the full season totalled 18,267 meters (2013 - 2,878 meters).

In June 2014, Alexco reached an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to amend the silver streaming agreement originally dated October 2, 2008, such that the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver, with significant positive implications for Alexco and the Keno Hill Silver District (“KHSD”) in general. The amended silver streaming agreement applies to 25% of Alexco’s payable silver produced at its Keno Hill silver mining operations in Yukon, Canada. The amendments to the underlying silver streaming agreement are subject to Alexco paying Silver Wheaton US$20 million, with Silver Wheaton taking a lead role via participation in US$5 million of any Alexco equity raise in excess of US$10 million towards the US$20 million payment. The date by which the payment is to be made was originally set at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco.

In August 2014, the Corporation completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,068,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,179,000, and were used for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes.

In December 2014, Alexco released an updated National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for its 100% owned Keno Hill Silver District in Canada's Yukon Territory (“KHSD PEA”) (see news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”). This PEA consolidates into one report updated information related to construction and operation of a new underground mine at the Flame & Moth silver deposit, and includes current resource statements for the Bellekeno, Lucky Queen, Onek and Bermingham deposits. The PEA reflects one of a number of production strategies being considered in the eastern Keno Hill Silver District.

The Corporation’s cash and cash equivalents at December 31, 2014 totaled $8,639,000 compared to $8,610,000 at December 31, 2013, while net working capital totaled $11,332,000 compared to $15,316,000. The decrease in net working capital is mainly attributed to a reclassification of inventory, where $4,269,000 of ore in stockpiles has been classified as a non-current asset.

Results of Operations

Keno Hill Silver District

All of Alexco’s mining, development and exploration activities have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco’s various Keno Hill mineral properties comprise mineral rights spanning approximately 24,370 hectares, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District’s historical mines produced variously from approximately 1913 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per tonne (“opt”) silver, 5.62% lead and 3.14% zinc. Historical mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of Alexco’s mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). Alexco’s mineral interest holdings in the Keno Hill Silver District comprise a number of deposits, including but not limited to Bellekeno, Flame & Moth, Lucky Queen, Onek, Silver King, Bermingham and Elsa Tailings.

In December 2014, Alexco completed the KHSD PEA. Alexco’s 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 714 surveyed quartz mining leases and 877 unsurveyed quartz mining claims, the majority of which are UKHM Mineral Rights. Prior to their amalgamation within KHSD, each of the deposits were a separate property and had been subject to numerous technical reports, all filed on the SEDAR website at www.sedar.com and all NI 43-101 compliant. All of these past technical reports have now been superseded by the current PEA.

The KHSD PEA outlines a mining project with an initial nine-month construction period followed by a 5.75 year period of silver production anchored by the Flame & Moth deposit. It provides for an annual delivery of an average of 3.0 million ounces of payable silver, 6.6 million pounds of lead, 6.1 million pounds of zinc and 1,020 ounces of gold from approximately 140,000 tonnes per year of consolidated mine and mill production. The after-tax internal rate of return is 22.1% and the after-tax net present value at a 5% discount rate is $23.3 million, with a 3.75 year payback period. Initial capital requirements are expected to be approximately $45 million, of which US$20 million is slated for the Silver Wheaton payment prior to commercial production. Of the remainder, roughly half the initial capital would be deployed to drive a decline and establish underground infrastructure at the Flame & Moth deposit, which is planned to deliver 72% of the tonnes in the current plan. The balance of the initial capital is planned for minor mill upgrades, additional surface facilities, recommissioning of the Bellekeno mine and working capital and inventory buildup. Approximately 15% or 143,000 tonnes of mineable resource, primarily at Bellekeno and Flame & Moth, has been eliminated from the PEA mine plan and remains to be considered should underlying costs and obligations be further optimized.

The consolidated mine production under the KHSD PEA is primarily derived from indicated mineral resources, though approximately 6% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

Under the KHSD PEA, Flame & Moth mineral resources are estimated with an effective date of January 30, 2013 at 1,378,000 tonnes indicated grading 516 grams per tonne (“g/t”) silver, 1.72% lead and 5.70% zinc and 0.4 g/t Au plus another 107,000 tonnes inferred grading 313 g/t silver, 0.86% lead, 4.21% zinc and 0.3 g/t Au. The Bellekeno mineral resources are based on a geologic resource estimate having an effective date of May 31, 2012, with the indicated resources as at September 30, 2013 and reflecting the geologic resource less estimated subsequent depletion from mine production (Scott Smith is the qualified person responsible for the subsequent depletion of the May 31, 2012 indicated resources for production through September 30, 2013). The Bellekeno mineral resource estimate comprises 262,000 tonnes indicated grading 585 g/t silver, 3.5% lead and 5.3% zinc plus another 243,000 tonnes inferred grading 428 g/t silver, 4.1% lead and 5.1% zinc. The Lucky Queen mineral resources are estimated with an effective date of July 27, 2011 at 124,000 tonnes indicated grading 1,227 g/t silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 g/t silver, 1.37% lead and 0.92% zinc. The Onek mineral resources are estimated with an effective date of October 15, 2014 at 654,000 tonnes indicated grading 200 g/t silver, 1.29% lead and 12.30% zinc plus another 234,000 tonnes inferred grading 134 g/t silver, 1.24% lead and 8.86% zinc. The Bermingham mineral resources are estimated with an effective date of October 15, 2014 at 257,000 tonnes indicated grading 460 g/t per tonne silver, 2.00% lead and 2.10% zinc plus another 102,000 tonnes inferred grading 372 g/t silver, 1.12% lead and 1.83% zinc.

Bellekeno Mine

The Corporation’s Bellekeno underground mine commenced commercial production in January 2011, with mining being accomplished by a mining contractor using both mechanized and conventional cut-and-fill and long-hole mining methods of ore extraction. Bellekeno mining and milling operations were suspended in early September 2013 as a consequence of the reduced silver price environment, and the last concentrate shipments were delivered to the smelter in October 2013 with final assay determinations and final settlements of concentrate sales completed as of April 2014.

The following is a summary of operating statistics for Bellekeno for the year ending December 31, 2013. No comparative data is presented for 2014 as the mining operations were suspended in September 2013.

2013[1]

Ore tonnes mined	65,206
Ore tonnes processed	66,297
Mill throughput (tpd)	271
Grade of ore processed:
Silver (g/t)	705
Lead	7.7%
Zinc	3.8%

Recoveries:
Silver	94%
Lead in lead concentrate	92%
Zinc in zinc concentrate	61%

Concentrate production
Lead concentrate:
Tonnes produced	7,796
Concentrate grade:
Silver (g/t)	5,458
Lead	60%
Zinc concentrate:
Tonnes produced	3,450
Concentrate grade:
Silver (g/t)	360
Zinc	45%

Production – contained metal
Silver (ounces)	1,408,164
Lead (pounds)	10,324,978
Zinc (pounds)	3,443,855

Sales volumes by payable metal
Silver (ounces)	1,456,925
Lead (pounds)	10,930,186
Zinc (pounds)	3,190,850

Recognized metal prices[2]
Silver (per ounce)	US$23.94
Lead (per pound)	US$0.98
Zinc (per pound)	US$0.88

Cash costs of production
Per ounce of payable silver produced	$14.00

Notes:

1.	The year ended December 31, 2013 represents a shortened operating period encompassing 245 days.
2.	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Cash costs of production for 2013 were $14.00 per ounce of payable silver.

Other Keno Hill District Properties

With respect to Alexco’s Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings (see the news release dated May 6, 2010 entitled “Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill”), the completion of engineering and initial economic analysis work has been deferred given the current reduced silver price environment.

2014 Exploration Program

Alexco completed its 2014 surface exploration program in October 2014, drilling 68 holes for a total of 18,267 meters. The Company incurred exploration expenditures of $5,096,000. The drill program focused on the infill, definition and extension drilling Flame and Moth and Bermingham deposits with the following highlights discussed below:

Flame and Moth Results:
Results from the drill program at Flame and Moth were reported in mid-January 2015 (see news release dated January 20, 2015 entitled “Alexco Intersects 1,483 g/t Silver (47.7 opt) over 6.2 Meters True Width at Flame & Moth Deposit in the Keno Hill Silver District”), with respect to 15,133 meters of infill, definition and extension drilling completed in 59 holes focused on the northern Christal Zone, and on southern extensions and down plunge areas of the southerly Lightning Zone. Infill and extension drilling in 22 holes totaling 5,523 meters in and around the northerly Christal Zone returned results of a maximum true width of 13.3 meters (average of 6.5 meters) of mineralization, with a best composite silver assay of 1,483 g/t silver (47.7 opt) over 6.2 meters true width. Drilling in the vicinity of the Christal Zone was completed to 20 – 30 meter centers to confirm mineralization continuity and grade, and is expected to positively affect the overall resource model for the Christal Zone area. To the southwest of the southerly Lightning zone, down-plunge extension drilling in 14 holes (6,154 meters) included a best result of 843 g/t (27.1 opt) silver over 3.3 meters true width proximal to the existing resource. Drilling also extended the overall strike length of the mineralized zone an additional 150 meters to the southwest but at lower grade. The total drilled strike length of the Flame & Moth vein system in the area about the existing resource now measures approximately 1,150 meters.

Bermingham Results:
Results from the drill program at Bermingham were reported in early November 2014 (see news release dated November 5, 2014 entitled “Alexco Drills Best Hole Ever: Intersects 5,667 g/t Silver Over 6.39 Meters (true width) at Bermingham; Mineralization Extended and Remains Open”), with respect to 2,667 meters of drilling completed in eight holes to both infill and extend Bermingham mineralization to the northeast, towards the historical Hector-Calumet mine. Results from this drilling include drill hole K-14-0537 which intercepted 6.39 meters (true width) with a composite silver grade of 5,667 g/t silver (165.3 ounces opt), which included 1.81 meters (true width) assaying 18,270 g/t (532.9 opt) silver. Additionally, three other holes within 200 meters of drill hole K-14-0537 intercepted between 529 g/t and 714 g/t silver over true widths ranging from 3.03 meters to 7.97 meters. Overall, work in 2014 has systematically extended mineralization at Bermingham approximately 400 meters northeasterly beyond the existing Etta Zone resource, toward the inferred unique stratigraphic and structural setting occupied by the adjacent Hector-Calumet mine.

Alexco is currently planning a 2015 exploration program to follow up successful results returned from the 2014 surface drilling program. Focus in 2015 will likely be on Bermingham where robust silver mineralization encountered in 2014 appears to be vectoring toward a stratigraphic – structural setting similar to that occupied by the Hector-Calumet deposit. Additionally, 2015 exploration will explore the northern part of the Bellekeno deposit.

Environmental Services

Under AEG, Alexco operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group U.S. Inc. (“AEG US”) (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine and industrial site related environmental services including management of the regulatory and environmental permitting process, environmental assessments, remediation solutions and reclamation and closure planning. Alexco also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $14,925,000 in the year ended December 31, 2014 for a gross profit of $4,888,000 and a gross margin of 32.8% compared to revenues in 2013 of $16,319,000 for a gross profit of $8,849,000. Excluding the impacts from the execution of the ARSA as described above, in 2013 AEG achieved a gross margin of 42.5%. The decrease in gross margin from the prior year is a result of the AEG outsourcing certain specialty work to external consultants incurring lower margins and also due to one of AEG’s major projects shifting from engineering to earthworks which earns lower margins.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with the Government of Canada (“Canada”). Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure reclamation plan with Canada, for which it receives fees of 95% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope, and representing approximately 50% of estimated fully-billable care and maintenance fees. ERDC receives agreed commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the ARSA.

General, Administrative and Corporate

General and administrative expenses in 2014 totaled $8,466,000 compared to $12,471,000 in 2013. The significant reduction in general and administrative expenses, primarily regarding salaries and contractor costs, reflects the impact of the implementation of cost reduction measures, as well as the reduction in Bellekeno mine site overhead costs following the suspension of operations in 2013.

Mine Site Care and Maintenance

Mine site care and maintenance costs in 2014 totaled $3,130,000 compared to $1,210,000 in 2013. The increase in cost is due to care and maintenance in 2013 only occurring from September onward when production was suspended while 2014 was for the entire year. Included in mine site care and maintenance costs is depreciation expense of $2,486,000 in 2014 and $643,000 in 2013.

Outlook

Alexco’s current primary focus is on further building high grade resource in the KHSD as well as developing plans to improve the underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill. Bringing Flame & Moth into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is well along to completion.

Silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2014, prices for silver steadily deteriorated through course of 2014 from a high of US$22.05 on February 24, 2014 to a low of $15.28 on November 6, 2014. Prices for lead generally held steady through most of the year though it started to decline in price in December to approximately US$0.83. The price of zinc increased during the first half of the year and steadily declined in price for the second half of the year to approximately $0.97. As at the date of this MD&A, prices are approximately US$17.00 per ounce silver, US$0.80 per pound for lead and US$0.91 per pound for zinc and the Canadian-US exchange rate is approximately US$0.80 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$17.40 per ounce, for lead average approximately US$1.02 per pound, and for US$1.11 per pound, with the Canadian-US exchange rate forecast to range from US$0.80 to US$0.90 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

As noted above, the 2014 surface exploration drilling program was completed as of the end of October 2014, for a total of 18,267 meters drilled and expenditures of $5,069,000. Results from the program were released in November 2014 and January 2015. The Company is planning a 2015 exploration program to follow up successful results returned from the 2014 surface drilling program, especially the results from the Bermingham deposit.

With respect to AEG, Alexco remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Canada and in accordance with the ARSA, and continues to service its private sector client base in the Yukon and elsewhere. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada and the United States. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.

Results of Operations – Fourth Quarter

For the three months ended December 31, 2014, Alexco reported a loss before taxes of $31,113,000 on total revenues of $4,139,000. This compares to a loss before taxes of $505,000 on total revenues of $5,163,000 for the three months ended December 31, 2013. Included in the 2014 loss is $29,931,000 of impairment charges compared to $nil during the same period of 2013.

Mining operations revenue in the three months ended December 31, 2014 totaled $nil, yielding a gross profit of $nil, compared to revenues in the same period in 2013 of $665,000 and a gross profit of $200,000, with the 2013 revenues and gross profit attributable to the Bellekeno final concentrate deliveries completed as of mid-October. Metal prices for revenue recognized during the three month period ended December 31, 2013, weighted by dollar of revenue recognized, averaged US$19.63 per ounce for silver, US$0.95 per pound for lead and US$0.88 per pound for zinc.

Revenues from AEG in the fourth quarter of 2014 totaled $4,139,000 for gross profit of $1,260,000, compared to revenues in 2013 of $4,498,000 and gross profit of $2,418,000. Included in the 2013 fourth quarter revenue is $483,000 in one-time retroactive fees billed pursuant to the finalization of the ARSA agreement.

General and administrative expenses in the fourth quarter of 2014 totaled $1,993,000 compared to $1,729,000 in 2013. The increase in the 2014 period included increased salary allocations to general and administrative expense offset by lower office expenses compared to the same quarter of 2013.

Summary of Quarterly Results

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

					Diluted
				Basic Earnings	Earnings
		Gross Profit	Net Income	(Loss) per	(Loss) per	Expenditures on
Period	Revenue	(Loss)	(Loss)	Share	Share	Mineral Properties

2013-Q1	16,715	839	(2,332)	$(0.04)	$(0.04)	7,040
2013-Q2	14,161	(928)	(49,205)	$(0.81)	$(0.81)	4,945
2013-Q3	23,394	6,291	2,219	$0.04	$0.04	1,935
2013-Q4	5,163	2,618	(1,131)	$(0.01)	$(0.01)	439
2013 Total	59,433	8,820	(50,450)	$(0.81)	$(0.81)	14,359
2014-Q1	3,327	1,237	(1,419)	$(0.02)	$(0.02)	546
2014-Q2	3,169	917	(1,661)	$(0.03)	$(0.03)	2,434
2014-Q3	4,651	1,835	(667)	$(0.01)	$(0.01)	2,670
2014-Q4	4,139	1,260	(29,025)	$(0.44)	$(0.44)	1,378
2014 Total	15,286	5,249	(32,772)	$(0.50)	$(0.50)	7,028

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The revenue and gross profit of 2013-Q1 reflect the adverse impact of reduced mine production and head grade for the quarter at Bellekeno due to the effect of sequencing constraints which resulted in mining from lower-grade peripheral areas of the mineable resource. The revenue and gross loss of 2013-Q2 reflect the impact of significantly lower realized silver prices. The revenue and gross profit of 2013-Q3 reflect mine production at Bellekeno and the benefits recognized following the execution of the ARSA. The revenue and gross profit subsequent to 2013-Q3 reflect the operations of the environmental services business and the suspension of Bellekeno mining operations as of September 2013.

The net loss of 2013-Q1, reflects costs associated with Alexco’s annual cash bonuses and incentive share option awards to its employees, including resultant share-based compensation expense recognition of $1,088,000. The net loss of 2013-Q2 reflects the impact of impairment charges recorded in respect of Keno Hill district mining assets as well as the Corporation’s long-term investment in Till Capital Ltd. (formerly Americas Bullion Royalty Corp.) (“TIL”).

The net losses subsequent to 2013-Q3 reflect the lack of contribution from mining operations following the suspension of Bellekeno operations as of September 2013 as well as reduced general and administrative expenses as part of Alexco’s cost cutting initiatives. The net loss of 2014-Q4 reflects the impact of impairment charges recorded in respect of Keno Hill district mining assets and exploration and evaluation assets.

The mineral property expenditures in 2013-Q2 reflect reduced expenditures on both exploration and on Bellekeno sustaining development, plus remaining development costs at Onek. The expenditures in 2013-Q3 and 2013-Q4 reflect further reductions in both exploration and Bellekeno sustaining development in light of implemented cost reduction measures and the suspension of Bellekeno mining operations as of September 2013.The expenditures incurred in 2014 reflect a drill program primarily at the Bermingham and Flame and Moth deposits.

Liquidity and Capital Resources

At December 31, 2014, the Corporation had cash and cash equivalents of $8,639,000, and net working capital of $11,332,000. The Corporation faces no known liquidity issues in any of its financial assets.

Cash used in operating activities was $723,000 for the year ended December 31, 2014 versus inflows of $3,407,000 for 2013, reflecting the impact of sharply reduced silver prices and the suspension of Bellekeno mining operations as of September 2013. Accounts receivable, inventories and accounts payable are all significantly lower, also reflecting the suspension of mining operations. Cash used in investing activities was $6,427,000 for 2014 versus $22,639,000 for 2013. Expenditures on mining operations properties were significantly reduced, to some extent because the 2013 expenditures include rehabilitation and access development activity at the Onek and Lucky Queen mines, and otherwise due primarily to decreased Bellekeno sustaining development expenditures in 2013 leading up to the suspension of mining operations in September. Expenditures on exploration and evaluation properties were similarly significantly reduced with supervision of underground exploration activity. Purchases of property, plant and equipment were significantly reduced in 2014 for the same reason. Cash generated from financing activities was $7,179,000 for 2014 versus $4,754,000 for 2013. Both years included equity financings while 2013 also included $1,869,000 of funds used to acquire RSU settlement shares.

Under the silver streaming interest held by Silver Wheaton, Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “Re-Commencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional payment of US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has now been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

In April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Net cash proceeds from the issuance were $6,483,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000. As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of the flow-through shares, as of December 31, 2013 the Corporation was required to incur further renounceable exploration expenditures totaling $5,008,000 by December 31, 2014. Alexco incurred the required $5,008,000 of renounceable exploration expenditures by the deadline of December 31, 2014.

In August 2014, the Corporation completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,067,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,179,000, and are for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes

With its cash resources and net working capital on hand at December 31, 2014, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activity, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a re-start of mining operations is likely to require additional capital investment, significantly in excess of the capital resources currently on hand. In addition, the amendments to the Silver Wheaton silver streaming interest, which have significant positive implications to Alexco, will only be triggered by a payment of US$20 million being made by December 31, 2015. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require additional funding.

Historically, Alexco’s main sources of funding have been from mining operations and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations	Payments Due by Period
(expressed in thousands of dollars)
	Less than
	Total	1 year	1 – 3 years		3 – 5 years		After 5 years

Operating leases	$628	$487	$141	$	Nil	$	Nil
Purchase obligations	200	100	100		Nil		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	4,780	Nil	1,713		826		2,241

Total	$5,608	$587	$1,954		$826		$2,241

Share Data

As at the date of this MD&A, the Corporation has 69,588,898 common shares issued and outstanding, including shares held by the Corporation’s restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 4,507,830 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 418,860 common shares, and purchase warrants for a further 3,963,475.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at December 31, 2014 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, including embedded derivative, its accounts payable and accrued liabilities, and its long-term investments in common shares and warrants of TIL.

At December 31, 2014, a total of $4,181,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $5,805,000 (US$5,000,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though the majority of term deposits held at December 31, 2014 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of the long-term investments in common shares and warrants of TIL are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at December 31, 2014, other than cash and cash equivalents and the common shares of TIL included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of cash and cash equivalents and the common shares of TIL constitute Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at December 31, 2014 total $3,951,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at December 31, 2014, AEG trade receivables are recorded net of a recoverability provision of $479,000.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are effected in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	2014	2013	2012

Salaries and other short-term benefits	$1,919	$2,150	$4,038
Termination benefits	-	-	714
Share-based compensation	830	1,923	1,738

	$2,749	$4,073	$6,490

Key management includes the Corporation’s Board of Directors and members of senior management.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements as at December 31, 2014, management has determined its best estimates of pricing for silver ranging from near-term US$16.75 to US$18.00 to long-term US$19.50 to US$20.00 per ounce; for gold ranging approximating US$1,225 per ounce near-term up to US$1,300 long-term; for lead ranging from near-term US$1.00 to US$1.05 to long-term US$0.94 per pound; for zinc ranging from near-term US$1.08 to US$1.18 to long-term US$1.00 per pound; and for the Canadian dollar ranging from near-term US$0.80 to US$0.85 to long term US$0.85.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by Alexco in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco’s mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

Alexco records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset’s “fair value less cost of disposal” and “value-in-use”, is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

As at December 31, 2014, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through this period. In 2014 silver prices decreased from a high of $22.05 per ounce to a low on December 31, 2014 of $15.97 per ounce. As a result, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose, and recognized an impairment loss at December 31, 2014 against the mining operations segment totaling $22,921,000 before taxes, of which $18,093,000 was attributed to mineral properties and $4,828,000 to property, plant and equipment.

In addition, management conducted a review of its Exploration and evaluation assets, which are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. As at December 31, 2014, and pursuant to IFRS 6 Exploration For and Evaluation of Mineral Resources, indicators were identified which suggested the carrying amounts of certain exploration and evaluation assets may exceed their recoverable amount. Included in Other Keno Hill Properties were a number of exploration properties that the Corporation did not have any near-term plans to conduct exploration activities. As a result exploration and evaluation properties were impaired by $7,010,000.

Management’s estimates of many of the factors relevant to completing these assessments, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

Alexco’s decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. Alexco prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At December 31, 2014, the Corporation’s decommissioning and rehabilitation provision totaled $4,070,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Lucky Queen and Onek mines, including site reclamation and facilities removal and post-closure monitoring.

The provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued for the mines by the Yukon Government.

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco’s balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Changes In and Initial Adoption of Accounting Standards and Policies

Accounting Standards and Amendments Issued but Not Yet Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2014, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

Amendments to IAS 32, Financial Instruments: Presentation (effective January 1, 2014) clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements.

  IAS 36, Impairment of Assets (effective January 1, 2014) modifies some of the disclosure requirements regarding the recoverable amount of non-financial assets.

  IFRIC 21, Levies (effective January 1, 2014) provides guidance on when to recognise a liability for a levy imposed by a government, other than those levies within the scope of other standards.

  IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions.

  IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014 requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the join arrangement itself.

  IFRS 8, Operating Segments (effective for annual periods beginning on or after July 1, 2014) requires disclosure of the judgements made by management in aggregating operating segments, and a reconciliation of segment assets to the total assets when segment assets are reported.

  IFRS 13, Fair Value Measurement (effective for annual periods beginning on or after July 1, 2014) clarifies that the portfolio exception in IFRS 13, which allows fair value measurement of a group of financial assets and liabilities on a net basis, applies to all contracts within the scope of IAS 39 or IFRS 9.

  IAS 19 Employee Benefits (effective for annual periods beginning on or after July 1, 2014) clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

  IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2014. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

  IFRS 7, Financial Instruments Disclosures (effective January 1, 2018) requires new disclosures resulting from the amendments to IFRS 9.

  IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets and liabilities.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue Barter Transactions involving Advertising Services. IFRS 15 establishes a single fivestep model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Non-IFRS Measures

Adjusted Income (Loss)

Adjusted loss excludes amounts recorded with respect to impairment charges, and within this MD&A is provided before tax, net of tax and on a per-share basis. These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These adjusted income (loss) measures are reconciled to financial statement loss measures for the years ending December 31, 2014, 2013 and 2012 as follows (dollar amounts in thousands, and denominated in Canadian dollars), with adjusted income (loss) per share calculated using the same weighted average number of shares outstanding as used for the financial statement measure:

	2014	2013	2012

Income (loss) before taxes	$(35,608)	$(62,079)	$7,979
Subtract:
Write-down of mineral properties	25,103	51,840	-
Write-down of property, plant and equipment	4,828	3,501	-
Write-down of long-term investments	-	1,785	-

Adjusted income (loss) before taxes	(5,677)	(4,953)	7,979

Net recovery of (provision for) income taxes, excluding deferred tax effect of above-noted write-downs	314	640	(4,559)

Adjusted net income (loss)	$(5,363)	$(4,313)	$3,420

Adjusted earnings (loss) per share (basic and diluted)	$(0.08)	$(0.07)	$0.06

Controls and Procedures

Disclosure Controls and Procedures

Alexco’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Alexco’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, Alexco’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by Alexco in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by Alexco in reports it files under applicable securities legislation is accumulated and communicated to Alexco’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2014.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors.

There has been no change in Alexco’s internal control over financial reporting during Alexco’s fiscal year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, Alexco’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to Alexco’s business activities. Such risk factors could materially affect Alexco's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to Alexco. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to Alexco's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of Alexco to sell, and profit from the sale of any eventual production from any of the Alexco’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.

Figures for the Alexco’s Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, Alexco must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco’s mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While Alexco has conducted exploration activities in the Keno Hill District, other than with respect to Bellekeno, Lucky Queen and Flame & Moth, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

Decisions by Alexco to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. Alexco’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid- 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco’s Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won’t continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of Alexco, including development activities, commencement of production on its properties and activities associated with Alexco's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which Alexco may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Alexco might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG’s customers accounted for 32.4% and 30.0%, respectively, of environmental services revenues in the 2014 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on Alexco’s environmental services business.

The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

Alexco may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and Alexco's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require Alexco to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of Alexco

The potential profitability of mineral properties is dependent upon many factors beyond Alexco’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Alexco cannot predict and are beyond Alexco’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Alexco.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. Alexco has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although Alexco has made efforts to ensure that legal title to its properties is properly recorded in the name of Alexco, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

Alexco will require additional funds to further explore, develop and mine its properties. Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco’s overall liquidity;

  the volatility of silver and other commodity prices would impact Alexco’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of Alexco’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,11]	Property	Tonnes	Ag	Au	Pb	Zn	Contained Ag
			(g/t)	(g/t)	(%)	(%)	(oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	124,000	1,227	0.2	2.6%	1.7%	4,892,000
	Flame & Moth Deposit3&6	1,378,000	516	0.4	1.7%	5.7%	22,861,000
	Eastern Keno Hill Silver District[3]	1,764,000	576	n/a	2.0%	5.4%	32,680,000
	Onek3&7	654,000	200	0.6	1.3%	12.3%	4,205,000
	Bermingham3&8	257,000	460	0.1	2.0%	2.1%	3,801,000
	Total Indicated – Sub-Surface	2,675,000	473	n/a	1.9%	6.7%	40,686,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	5,165,000	302	n/a	1.4%	3.8%	50,213,000
Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	150,000	571	0.2	1.4%	0.9%	2,754,000
	Flame & Moth Deposit3&6	107,000	313	0.3	0.9%	4.2%	1,077,000
	Eastern Keno Hill Silver District[3]	500,000	446	n/a	2.6%	3.7%	7,175,000
	Onek3&7	234,000	134	0.4	1.2%	8.9%	1,008,000
	Bermingham3&8	102,000	372	0.1	1.1%	1.8%	1,220,000
	Total Inferred	836,000	350	n/a	2.0%	4.9%	9,403,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The Eastern Keno Hill Silver District is comprised of three deposits: Bellekeno, Lucky Queen and Flame & Moth which are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated December 10, 2014 entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. Onek and Bermingham are other deposits in the Keno Hill Silver District. The resource estimates for the Eastern Keno Hill Silver District, Onek and Bermingham are supported by disclosure in the news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon” and by a technical report filed on SEDAR dated December 10, 2014 entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”.

4.

The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of January 30, 2013.
7.	The resource estimates for Onek have an effective date of October 15, 2014.
8.	The resource estimates for Bermingham have an effective date of October 15, 2014.
9.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

10.

Historical resources for Silver King are supported by disclosure in the news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”

11.

The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the December 31, 2014 financial statements; (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Alexco Resource Corp.

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management’s Discussion & Analysis (“MD&A”) and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Corporation of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements, MD&A and all other financial information contained in the Annual Report. The Audit Committee meets with management and the Corporation’s independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Corporation’s independent auditors for the years ended December 31, 2014 (“2014”), December 31, 2013 (“2013”) and December 31, 2012 (“2012”) have been PricewaterhouseCoopers LLP, Chartered Accountants. An integrated audit of the Corporation’s consolidated financial statements for 2014and 2013 and internal control over financial reporting as at December 31, 2014 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The auditor’s report to the shareholders of the Corporation outlines the scope of their audit and their opinions on these consolidated financial statements for 2014, 2013 and 2012 and internal control over financial reporting as at December 31, 2014.

“Clynton R. Nauman”	“Michael Clark”
(signed)	(signed)

Clynton R. Nauman	Michael Clark
President and Chief Executive Officer	Chief Financial Officer

March 25, 2015

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2014.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“Michael Clark”
(signed)	(signed)

Clynton R. Nauman	Michael Clark
President and Chief Executive Officer	Chief Financial Officer

March 25, 2015

March 25, 2015

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed integrated audits of Alexco Resource Corp.’s December 31, 2014, December 31, 2013 and December 31, 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the three years ended in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Alexco Resource Corp.’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements

PwC

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PwC

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(expressed in thousands of Canadian dollars)

	Note	2014	2013
ASSETS

Current Assets
Cash and cash equivalents	6	$8,639	$8,610
Accounts and other receivables	7	3,951	4,929
Restricted cash and deposits	9	1,063	-
Inventories	8	971	5,260
Prepaid expenses and other current assets		503	437
		15,127	19,236
Non-Current Assets
Restricted cash and deposits	9	9,152	9,460
Inventories	8	4,269	-
Long-term investments	10	597	539
Property, plant and equipment	11	17,935	25,810
Mineral properties	12	57,772	75,847
Intangible assets		343	321
Total Assets		$105,195	$131,213

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	14	$2,375	$2,220
Income taxes payable	24	23	21
Environmental services contract loss provision	15	59	1
Deferred revenue	16	1,338	172
Flow-through share premium pending renunciation		-	1,506
		3,795	3,920
Non-Current Liabilities
Environmental services contract loss provision	15	204	112
Deferred revenue	16	479	1,234
Silver streaming interest	17	18,118	18,190
Decommissioning and rehabilitation provision	18	4,151	3,803
Deferred income tax liabilities	24	1,411	2,775

Total Liabilities		28,158	30,034

Shareholders' Equity		77,037	101,179
Total Liabilities and Shareholders' Equity		$105,195	$131,213

COMMITMENTS	31

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”

(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31
(expressed in thousands of Canadian dollars, except per share
and share amounts)	Note	2014	2013	2012

Revenues
Mining operations		$361	$43,114	$76,725
Environmental services		14,925	16,319	7,983
Total revenues		15,286	59,433	84,708
Cost of Sales	21
Mining operations		-	43,143	61,691
Environmental services		10,037	7,470	5,097
Total cost of sales		10,037	50,613	66,788
Gross Profit (Loss)
Mining operations		361	(29)	15,034
Environmental services		4,888	8,849	2,886
Total gross profit		5,249	8,820	17,920

General and administrative expenses	22	8,466	12,471	16,657
Mine site care and maintenance	23	3,130	1,210	-
Foreign exchange losses (gains)		(660)	(182)	324
Write-down of mineral properties	13	25,103	51,840	-
Write-down of property, plant and equipment	13	4,828	3,501	-
Loss on impaired long-term investments	10	-	2,160	-
		40,867	71,000	16,981
Operating (Loss) Income		(35,618)	(62,180)	939
Other Income (Expenses)
Investment income		66	246	748
Finance costs		(42)	(47)	(46)
Gain on sale of mineral property	12	-	-	6,346
Derivative loss	10	(14)	(98)	(8)
(Loss) Income Before Taxes		(35,608)	(62,079)	7,979

Income Tax Provision (Recovery)
Current	24	18	231	449
Deferred	24	(2,854)	(11,860)	4,110

Net (Loss) Income		(32,772)	(50,450)	3,420

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $251, $nil, $nil		(24)	(311)	23
Gain (loss) on long-term investments	10	72	(2,062)	(32)
Recycle loss on impaired long-term investments to statement of loss	10	-	2,160	-
TotalComprehensive(Loss)Income		$(32,724)	$(50,663)	$3,411

(Loss) Earnings Per Share
Basic	25	$(0.50)	$(0.81)	$0.06
Diluted	25	$(0.50)	$(0.81)	$0.06

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(expressed in thousands of Canadian dollars)

	2014	2013	2012

Cash Flows from Operating Activities
Net (loss) income	$(32,772)	$(50,450)	$3,420
Items not affecting cash from operations:
Deferred revenue	411	(570)	30
Depletion of mineral properties	-	15,585	21,239
Environmental services contract loss provision (note 15)	150	(1,653)	(185)
Silver streaming interest amount recognized	(72)	(9,892)	(13,873)
Depreciation of property, plant and equipment	2,906	2,915	2,807
Amortization of intangible assets	43	137	131
Share-based compensation expense	1,038	2,419	2,992
Finance costs, derivative gain and other	(598)	(173)	82
Write-down of inventory	-	886	-
Write-down (sale) of mineral properties	25,103	51,840	(6,346)
Write-down of property, plant and equipment	4,828	3,501	-
Loss on impaired long-term investments	-	2,160	-
Deferred income tax recovery	(2,854)	(11,854)	4,110
	(1,817)	4,851	14,407
Changes in non-cash working capital balances related to operations
Decrease in accounts and other receivables	978	4,868	1,224
Decrease in inventories	20	908	(533)
(Increase) decrease in prepaid expenses and other current assets	(67)	105	(307)
Increase (decrease) in accounts payable and accrued liabilities	161	(7,195)	(825)
Increase (decrease) in income taxes payable	2	(130)	91
	(723)	3,407	14,057
Cash Flows from Investing Activities
Expenditures on mining operations properties	(699)	(9,639)	(18,347)
Expenditures on exploration and evaluation properties	(5,652)	(10,429)	(10,163)
Purchase of property, plant and equipment	(136)	(2,041)	(4,976)
Receipt of proceeds on sale of mineral property	-	-	3,205
Receipt of up-front payment under AEG remediation services agreement	-	-	1,172
Decrease (increase) in restricted cash and deposits	60	(530)	(4,161)
	(6,427)	(22,639)	(33,270)
Cash Flows from Financing Activities
Proceeds from issuance of shares	8,068	7,035	-
Issuance costs	(889)	(552)	-
Proceeds from exercise of shares options	-	140	560
Purchase of RSU settlement shares	-	(1,869)	-
	7,179	4,754	560

Increase (decrease) in Cash and Cash Equivalents	29	(14,478)	(18,653)
Cash and Cash Equivalents - Beginning of Year	8,610	23,088	41,741
Cash and Cash Equivalents - End of Year	8,639	8,610	23,088

SUPPLEMENTAL CASH FLOW INFORMATION (see note 29)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(expressed in thousands of Canadian dollars)

							A ccumulated
				Share			Other
	Number of			Options	Contributed	Accumulated	Comprehensive
	Shares	A mount	Warrants	and RSU's	Surplus	D eficit	Income (Loss)	Total

Balance-December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179
Net loss	-	-	-	-	-	(32,772)	-	(32,772)
Other comprehensive loss	-	-	-	-	-	-	48	48
Equity offering, net of issuance costs (see note 19)	7,015,000	6,102	1,342	-	-	-	-	7,444
Share-based compensation expense recognized	-	-	-	1,138	-	-	-	1,138
Share options forfeited or expired	-	-	-	(3,088)	3,088	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-

Balance-December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Balance-December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545
Net loss	-	-	-	-	-	(50,450)	-	(50,450)
Other comprehensive loss	-	-	-	-	-	-	(213)	(213)
Equity offering, net of issuance costs (see note 19)	2,100,000	4,442	-	-	-	-	-	4,442
Share-based compensation expense recognized	-	-	-	2,585	-	-	-	2,585
Exercise of share options	45,000	204	-	(65)	-	-	-	139
Share options forfeited or expired	-	-	-	(2,377)	2,377	-	-	-
Release of RSU settlement shares	43,335	164	-	(164)	-	-	-	-
Purchase of RSU settlement shares	(445,000)	(1,869)	-	-	-	-	-	(1,869)

Balance-December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Balance-December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	3,420	-	3,420
Other comprehensive loss	-	-	-	-	-	-	(9)	(9)
Share-based compensation expense recognized	-	-	-	3,514	-	-	-	3,514
Exercise of share options	389,834	888	-	(328)	-	-	-	560
Share options forfeited or expired	-	-	-	(625)	625	-	-	-

Balance-December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment. Despite the suspension and resulting lack of cash flow from mining operations, the Corporation believes that based on its current cash position and cash flows generated from its environmental business it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 23, 2015.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a) Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de- consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (U.S.) Inc. (formerly Alexco Resource U.S. Corp.) (“AEG US”), and Alexco Financial Guaranty Corp. (“AFGC”).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash, the initial period subject to an interest penalty on redemption is less than 90 days, and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production- related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write- down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives as follows:

Customer relationships	5 years
Rights to provide services and database	4 years
Patents	Over remaining life

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in- use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AEG US is the Canadian dollar, while the functional currency of AEG US is the United States dollar. The financial statements of AEG US are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(q)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available-for-Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized gains and losses recognized in other comprehensive income. If a decline in fair value is significant or prolonged, it is deemed to be other-than-temporary and the loss is recognized in earnings. Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(r)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3 –	Inputs for the asset or liability that are unobservable

4.	New and Revised Accounting Standards Adopted

The following new and revised standards and amendments are effective for annual periods beginning on or after January 1, 2014, and accordingly have now been adopted by the Corporation. The adoption of these standards and amendments has had no significant impact on the Corporation’s consolidated financial statements.

•

Amendments to IAS 32, Financial Instruments: Presentation (effective January 1, 2014) clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements.

•	IAS 36, Impairment of Assets (effective January 1, 2014) modifies some of the disclosure requirements regarding the recoverable amount of non-financial assets.
•	IFRIC 21, Levies (effective January 1, 2014) provides guidance on when to recognise a liability for a levy imposed by a government, other than those levies within the scope of other standards.
•

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions.

•

IFRS 8, Operating Segments (effective for annual periods beginning on or after July 1, 2014) requires disclosure of the judgements made by management in aggregating operating segments, and a reconciliation of segment assets to the total assets when segment assets are reported.

•

IFRS 13, Fair Value Measurement (effective for annual periods beginning on or after July 1, 2014) clarifies that the portfolio exception in IFRS 13, which allows fair value measurement of a group of financial assets and liabilities on a net basis, applies to all contracts within the scope of IAS 39 or IFRS 9.

•

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2014. These accounting standards are not expected to have a significant effect on the Company’s accounting policies or financial statements:

•	IFRS 7, Financial Instruments Disclosures (effective January 1, 2018) requires new disclosures resulting from the amendments to IFRS 9.
•	IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets and liabilities.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue Barter Transactions involving Advertising Services. IFRS 15 establishes a single fivestep model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

•	Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

In the preparation of the Corporation’s December 31, 2014 consolidated financial statements, certain indicators of potential impairment were identified, and a review of the carrying amounts of non-current non-financial assets was carried out as a result. See note 13 for details on the significant judgements, estimates and assumptions applied in carrying out this review.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Cash and Cash Equivalents

	December 31	December 31
	2014	2013

Cash at bank and on hand	$2,526	$4,855
Short-term bank deposits	6,113	3,755

	$8,639	$8,610

7.	Accounts and Other Receivables

	December 31	December 31
	2014	2013

Trade receivables	$2,922	$3,264
Interest and other	1,508	2,150
Less: allowance for doubtful accounts	(479)	(485)

	$3,951	$4,929

8.	Inventories

	December 31	December 31
	2014	2013

Ore in stockpiles	$4,269	$4,269
Materials and supplies	971	991

	$5,240	$5,260

As of December 31, 2014, the Company held ore in stockpiles of $4,269,000 (2013 - $4,269,000). Due to the expected timing of production recommencing, this amount was reclassified as a non-current asset as of December 31, 2014. During the year ended December 31, 2014, the cost of inventories recognized as an expense and included in mining cost of sales was $nil (2013 – $44,714,000; 2012 - $61,351,000), and also included in mining cost of sales were write-downs of lead concentrate inventory totaling $nil (2013 – $886,000; 2012 - $nil)) (see note 21).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Restricted Cash and Deposits

	December 31	December 31
	2014	2013
Security for remediation services agreement	$5,800	$4,992
Security for decommissioning obligations	4,186	4,173
Other	229	295
Restricted cash and deposits	10,215	9,460
Less: Current portion	1,063	-
	$9,152	$9,460

Security for remediation services agreement of $5,800,500 (US$5,000,000) as at December 31, 2014 (2013 – US$5,000,000; 2012 - US$5,000,000 ) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. The current portion of $1,063,000 is the estimated security that will be applied to the environmental consulting and remediation services agreement during 2015.

10.	Long-term Investments

	December 31	December 31
	2014	2013

Common shares	$597	$525
Warrants	-	14

	$597	$539

As of December 31, 2014, Alexco held 75,000 common shares of Till Capital Ltd. (“Till Capital”) (formerly Americas Bullion Royalty Corp., formerly Golden Predator Corp.). The Corporation previously held 37,500 purchase warrants exercisable for a price of $115 per share, which expired on September 25, 2014.

During the year ended December 31, 2014, Alexco recorded a fair value adjustment gain (loss), pre-tax, to the common shares in the amount of $72,000 (2013 – ($2,062,000); 2012 - $(32,000)) to other comprehensive loss. During the second quarter of 2013, Alexco also recorded an impairment charge against the common shares investment in Till Capital in the amount of $1,785,000. That amount plus subsequent fair value adjustment losses, totaling $2,160,000, have been recycled from other comprehensive loss to current loss.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Property, Plant and Equipment

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements
Cost	Buildings	Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$1,205	$5,867	$26,019	$6,492	$1,245	$40,828
Additions	159	190	241	1,267	49	1,906
Write-downs		(390)	(2,628)	(483)	-	(3,501)

December 31, 2013	1,364	5,667	23,632	7,276	1,294	39,233
Additions	-	-	264	14	11	289
Write-downs		(463)	(3,927)	(438)	-	(4,828)
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	$1,364	$5,204	$19,969	$6,774	$1,305	$34,616

				Heavy
		Camp,	Ore	Machinery	Leasehold
Accumulated	Land and	Roads,and	Processing	and	Improvements
Depreciation	Buildings	Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$35	$2,251	$3,494	$3,152	$1,036	$9,968
Depreciation	60	665	1,660	1,006	64	3,455

December 31, 2013	95	2,916	5,154	4,158	1,100	13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposal	-	-	-	(43)	-	(43)

December 31, 2014	$155	$3,513	$6,708	$5,148	$1,157	$16,681

				Heavy
		Camp,	Ore	Machinery	Leasehold
	Land and	Roads, and	Processing	and	Improvements
Net book Value	Buildings	Other Site	Mill	Equipment	& Other	Total

December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

During the year ended December 31, 2014, the Corporation recorded total depreciation of property, plant and equipment of $3,301,000 (2013 – $3,455,000; 2012 - $3,480,000), of which $2,906,000 (2013 – $2,915,000; 2012 - $2,632,000) has been charged to income with $nil (2013 – $1,997,000; 2012 - $2,356,000) recorded to mining cost of sales, $307,000 (2013 – $156,000; 2012 - $86,000) recorded in environmental services cost of sales and $2,599,000 (2013 – $762,000; 2012 - $190 000) reflected under general expenses and mine site care and maintenance.

Of the balance, $395,000 (2013 – $448,000; 2012 - $671,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000 (2013 - $3,501,000; 2012 - $nil) (see note 13).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Mineral Properties

	December	Expenditures	Depletion	Written	December 31
	31, 2013	Incurred	Recognized	Down	2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$-	$(9,844)	$8,149
Lucky Queen	9,084	90	-	(7,250)	1,924
Onek	807	447	-	(999)	255
McQuesten	3,670	20	-	-	3,690
Silver King	6,986	168	-	-	7,154
Flame & Moth	15,002	5,465	-	-	20,467
Bermingham	9,157	560	-	-	9,717
Elsa Tailings	884	-	-	-	884
Other Keno Hill Properties	12,352	-	-	(7,010)	5,342
Other	190	-	-	-	190

Total	$75,847	$7,028	$-	$(25,103)	$57,772

	December	Expenditures	Depletion	Written	December 31
	31, 2012	Incurred	Recognized	Down	2013

Mineral Properties
Keno Hill District Properties –
Bellekeno	$48,002	$3,788	$(13,893)	$(20,182)	$17,715
Lucky Queen	15,871	2,358	-	(9,145)	9,084
Onek	19,120	4,200	-	(22,513)	807
McQuesten	3,650	20	-	-	3,670
Silver King	6,983	3	-	-	6,986
Flame & Moth	11,374	3,628	-	-	15,002
Bermingham	9,003	154	-	-	9,157
Elsa Tailings	858	26	-	-	884
Other Keno Hill Properties	12,170	182	-	-	12,352
Other	190	-	-	-	190

Total	$127,221	$14,359	$(13,893)	$(51,840)	$75,847

	Mining	Exploration and
	Operations	Evaluation
	Properties	Properties	Total

December 31, 2014
Cost	$129,255	$ 54,454	$ 183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$ 47,444	$ 57,772

December 31, 2013
Cost	$128,440	$ 48,241	$ 176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$ 48,241	$ 75,847

December 31, 2012
Cost	$83,103	$ 79,219	$ 162,322
Accumulated depletion and write-downs	35,101	-	35,101
Net book value	$48,002	$ 79,219	$ 127,221

During the year ended December 31, 2014, the Corporation recognized depletion with respect to Bellekeno totaling $nil (2013 – $13,893,000; 2012 - $20,827,000), of which $nil (2013 – $15,585,000; 2012 - $21,239,000) is included in mining cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period. Depletion for Bellekeno in 2013 and 2012 was based 100% on indicated resources, as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement detailed the basis under which ERDC was retained by the Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. It provided that ERDC share the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it would receive fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full agreed contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the Subsidiary Agreement, the portion of the annual fee amount so determined which was billable by ERDC in respect of each site reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC would revert to 85% until the Subsidiary Agreement was either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

In July 2013, the Corporation executed an amended and restated Subsidiary Agreement, the ARSA, with the Government of Canada. Recognizing that developing the closure reclamation plan is more complicated than originally anticipated, the ARSA provides for the Government of Canada to contribute a higher proportion of closure plan development costs than provided for under the Subsidiary Agreement, retroactive to 2009. As a result, included in revenues for AEG for the year ended December 31, 2013 is $1,983,000 in retroactive fees. Going forward, ERDC will receive 95% of agreed commercial contractor rates for ongoing development of the closure reclamation plan. Furthermore, with respect to care and maintenance activity during the closure reclamation planning phase, the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable care and maintenance fees. As a result, included in AEG 2013 cost of sales is an $850,000 reduction in the Corporation’s environmental services contract loss provision.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2014 a total of $32,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the pre-existing conditions indemnification and the right to bring any mine into production on the former UKHM mineral rights.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations

The Corporation’s mining operations reflect production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a sharply reduced silver price environment. For the year ended December 31, 2014 the Corporation recorded an impairment charge to the Bellekeno, Lucky Queen and Onek mineral properties totaling $18,093,000 (2013 - $51,840,000) (see note 13).

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation’s non- UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

(c)	Brewery Creek

Effective September 26, 2012, the Corporation completed the sale of the remainder of its interest in the Brewery Creek property to a third party, Till Capital, for proceeds of $3,205,000 cash plus 7,500,000 common shares of Till Capital and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014, as well as a net smelter return royalty on gold production from Brewery Creek of between 2% and 2.75%. As a result, and including reversal of the decommissioning and rehabilitation provision related to the property, a gain of $6,346,000 was included in net income in 2012.

13.	Impairment

During the years ended December 31, 2014 and 2013, the carrying amount of the Corporation’s net assets exceeded its market capitalization, which was considered an indicator of potential impairment of the carrying amount of its non-current non-financial assets. In addition, metal prices have been volatile and silver has experienced a significant decline through these periods. In 2014 silver prices decreased from a high of $22.05 per ounce to a low of $15.97 per ounce. As a result, at both December 31, 2014 and June 30, 2013, the Corporation carried out a review of the carrying amounts of the non-current non-financial assets in its mining operations segment, which segment has been determined to be a cash generating unit (“CGU”) for this purpose. For the purpose of the impairment tests, the Flame & Moth exploration property was combined with the mining operations assets as this is an integral part if the current mine plan.

In carrying out these reviews, the Corporation was required to make significant judgements, including with respect to the allocation of assets to the mining operations CGU, as well as the selection and application of appropriate valuation methods. The Corporation was also required to make significant estimates and assumptions, including with respect to mine plan tonnages and grades, capital and operating costs, future commodity prices, foreign currency exchange rates, discount rates and net asset value multiples. By their nature, such estimates and assumptions are subject to significant uncertainty.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Recoverable amounts were determined based on estimated fair value less cost of disposal (“FVLCD”). FVLCD for the mining operations CGU was determined based on the net present value of life-of-mine after-tax future cash flows expected to be generated within that unit. Factors were also applied for the expected benefit of potential operating cost optimizations. This estimate of FVLCD is categorized as Level 3 in the fair value hierarchy (see note 3(q)). The projected cash flows are based on the following key assumptions:

•	Total estimated production is over a 5.75 year mine life using all mineral resources that existed at December 31, 2014;
•	Consensus metal prices and consensus foreign exchange rates;
•	US$20,000,000 payment is made to Silver Wheaton under the June 16, 2014 amended silver streaming agreement (see note 17);
•	Average silver grades of 754g/t;
•	Operating costs estimated at $255 per tonne milled;
•	Total development and sustaining costs estimated at approximately $73 million over life of mine; and
•	Discount rate of 8%

Consensus metal and foreign exchange rate estimates for December 31, 2014 are summarized as follows:

	2016	2017	2018	2019	Long-term

Silver prices (US$/oz)	$16.75	$17.50	$18.00	$19.50	$20.00
Gold prices (US$/oz)	$1,225	$1,250	$1,250	$1,290	$1,300
Lead prices (US$/oz)	$1.00	$1.04	$1.05	$0.94	$0.94
Zinc prices (US$/oz)	$1.08	$1.15	$1.18	$1.00	$1.00
Foreign exchange rates (USD/CAD)	$0.85	$0.85	$0.85	$0.85	$0.85

Based on the results of its review, the Corporation recognized an impairment loss at December 31, 2014 totaling $22,921,000 (June 30, 2013 - $55,341,000), attributed as follows:

	Reporting Segment	Impairment Loss	Impairment Loss
		December 31, 2014[1]	June 30, 2013

Mineral properties:
Bellekeno	Mining operations	$9,844	$20,182
Lucky Queen	Mining operations	7,250	9,145
Onek	Mining operations	999	22,513
Total		18,093	51,840

Property, plant and equipment:
Ore processing mill	Mining operations	3,927	2,628
Heavy machinery and equipment	Mining operations	438	483
Camp, roads and other site	Mining operations	463	390
Total		4,828	3,501

Total impairment loss		$22,921	$55,341

1)	Impairment loss was prorated over the mining assets based on book value

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The non-current non-financial assets in the mining operations segment were written down to their recoverable amount. Consequently, any significant negative change in the key assumptions made in determining the recoverable amount could result in an additional impairment loss.

For December 31, 2014, sensitivities were carried out on the key assumptions used in the discounted cash flow model. Prior to the impairment charge, the carrying value of the CGU at December 31, 2014 was approximately $60,500,000. The change to the pre-tax impairment charge as a result of movements in the underlying key assumptions would be:

	5% Change	10% Change
Average metal price	$15,005	$31,362
Average cost per tonne	$7,136	$14,272
Foreign exchange rates	$11,798	$22,523
	1% Change	2% Change
Discount rate applied	$3,495	$6,758

In addition, management conducted a review of its Exploration and evaluation assets, which are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes except the Flame & Moth mineral property. As at December 31, 2014, and pursuant to IFRS 6 Exploration For and Evaluation of Mineral Resources, indicators were identified which suggested the carrying amounts of certain exploration and evaluation assets may exceed their recoverable amount. Included in Other Keno Hill Properties were a number of exploration properties that the Corporation did not have any near-term plans to conduct exploration activities. As a result exploration and evaluation properties were impaired by $7,010,000. As at December 31, 2013 no impairment indicators were identified.

14.	Accounts payable and accrued liabilities

	December 31	December 31
	2014	2013

Trade payables	$1,287	$1,134
Accrued liabilities and other	1,088	1,086

	$2,375	$2,220

15.	Environmental Services Contract Loss Provision

	December 31	December 31
	2014	2013
Balance – beginning of year	$112	$1,767
Increase (reduction) due to changes in loss estimation	35	(743)
Increase (reduction) due to current period loss realization	116	(911)
Balance – end of year	263	113
Less: current portion	(59)	(1)
	$204	$112

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As described in note 12(a), ERDC is responsible for carrying out environmental care and maintenance at various sites within the former UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. Under the original Subsidiary Agreement, the portion of the site-by-site adjusted annual fee determination basis which was billable by ERDC reduced by 15% each year until all site-specific care and maintenance activities were replaced by closure reclamation activities. As a result, an environmental services contract loss provision was previously recognized to reflect aggregate future losses estimated to be realized with respect to such care and maintenance activities.

During the continual review of this contract loss provision estimate and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, at December 31, 2012 management extended the estimated date by which the care and maintenance phase will end to March 2015, which resulted in an increase of $333,000. At December 31, 2013, this estimated date was further extended to August 2018, resulting in an increase of $107,000 in the fourth quarter of 2013.

With the execution of the ARSA (see note 12(a)), the original reducing fee scale is replaced by a fixed fee of $850,000 per year, representing approximately 50% of estimated fully-billable fees. As a result, the environmental services contract loss provision was reduced by $850,000 in the third quarter of 2013.

All changes in the contract loss provision are recorded within AEG cost of sales for the period in which they occur.

16.	Deferred Revenue

	December 31	December 31
	2014	2013
Deferred revenue – total	$1,817	$1,406
Less: current portion	(1,338)	(172)
	$479	$1,234

In January, 2012, AEG US, a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, AEG US provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,363,118) was received. The Corporation placed US$5,000,000 (CAD$5,800,500) into escrow in support of this cost performance commitment, which is recorded in restricted cash and deposits.

The up-front payment of US$1,175,000 (CAD$1,363,118) was recorded in deferred revenue and is being recognized in revenue based on the percentage completion of the services under the remediation services agreement.

The remaining deferred revenue amounts relate to the care and maintenance phase under the Subsidiary Agreement (see note 12(a)).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	Silver Streaming Interest

	December 31	December 31
	2014	2013
Balance – beginning of year	$18,190	$28,082
Amount recognized in mine site care and maintenance	(72)	(9,892)
Balance – end of year	$18,118	$18,190

Under a silver streaming interest held by Silver Wheaton Corp. (“Silver Wheaton”), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Under the agreement, the balance of the amounts advanced is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance amounts received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016, extended as more fully described below. The maximum amount of any such refund is US$9,750,000. Commencing January 2014, and ending the earlier of December 31, 2016 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced to Silver Wheaton, depending on the extent by which the 400 tonnes per day test has not yet been met (the “Additional Silver Delivery Requirement”). In support of its rights under the silver streaming interest, Silver Wheaton holds a security interest in substantially all of the Corporation’s plant and equipment and mineral properties located within the Keno Hill District.

Effective June 16, 2014, the Corporation entered into an agreement with Silver Wheaton to amend the silver streaming interest, such that the fixed US$3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver. The newly agreed variable production payment will be defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton will make a production payment to the Corporation of US$18.00 per ounce of silver delivered; that payment decreases by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. The amendment will be effective for a 10 year term from the time mining production re-commences in the Keno Hill District (the “ReCommencement Date”), with an option for the Corporation to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively. In addition, the Silver Wheaton area of interest will be expanded to include additional currently owned and future acquired properties of the Corporation within one kilometer of the Corporation’s existing holdings in the Keno Hill District.

The amendments to the silver streaming interest are subject to the Corporation paying Silver Wheaton US$20 million, with Silver Wheaton obligated to participate in US$5 million of any Alexco equity raise in excess of $10 million intended to complete the payment. Upon payment of the US$20 million to Silver Wheaton, the original amount advanced will be deemed reduced from US$50 million to US$30 million and the then-current balance of the advance amounts received will be reduced to nil. The date by which the payment is to be made was set in the original amendment agreement at December 31, 2014, but has been extended by agreement of the parties to December 31, 2015. If Alexco does not make the US$20 million payment, the original silver streaming agreement terms will continue unamended with no other impact to Alexco. Effective immediately on signing of the amendment agreement, the date for completion of the 400 tonne per day throughput test was extended to December 31, 2015, and that date has also now been extended by agreement of the parties to December 31, 2016. If the Corporation makes the US$20 million payment and the amendments to the silver streaming interest become effective, the date for completion of the test will be further extended to a date that is two years from the Recommencement Date, and the Additional Silver Delivery Requirement will only apply the final six months of that two year period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Decommissioning and Rehabilitation Provision

	December 31	December 31
	2014	2013
Balance – beginning of year	$3,803	$4,087
Increase (decrease) due to re-estimation	306	(331)
Accretion expense, included in finance costs	42	47

Balance – end of year	$4,151	$3,803

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at December 31, 2014, the Corporation has provided reclamation security totaling $4,173,000 (2013 – $4,173,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $4,780,000 (2013 – $4,780,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2014, the Corporation has used a risk-free discount rate of 2.11% (2013 – 3.0%) and an inflation rate of 2.0% (2013 – 2.0%).

19.	Shareholders’ Equity

Effective April 23, 2013, the Corporation issued 2,100,000 flow-through common shares on a private placement basis at a price of $3.35 per share for aggregate gross proceeds of $7,035,000. Of the gross proceeds, $4,830,000 has been attributed to issued common shares, and the remaining $2,205,000 has been attributed to the sale of tax benefits. Net proceeds from the issuance were $6,649,000, after issuance costs comprised of the agent’s commission of $472,000 and other issuance costs of $80,000, less the deferred income tax benefit of such costs of $166,000.

In August 2014, the Corporation issued a total of 7,015,000 units at a price of $1.15 per unit in a bought deal financing pursuant to a short form prospectus. Each unit was comprised of one common share and one half of one common share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $1.40 per share at any time until August 21, 2016. The underwriter to the financing received a cash fee of 6.5% of the gross proceeds plus 455,975 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $1.35 per share at any time until August 21, 2016. The net proceeds of the financing were $7,007,000 after the underwriter’s fees, including the fair value of the compensation warrants, and other issuance costs of $364,000. The fair values of the unit warrants and the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.1% per annum, an expected life equal to the term of the warrants, an expected volatility of 75% and no expected dividends. A deferred income tax benefit of $266,000 was recorded on the transaction.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Share-Based Compensation

Incentive Stock Options

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the stock option plan from a fixed to a rolling plan, under which the aggregate number of common shares issuable on exercise of stock options cannot exceed 9% of the number of common shares issued and outstanding. Generally, stock options granted have a maximum term of five years, vesting one third upon granting, one third after one year and one third after two years and exercise price determined by the directors. The exercise price may not be less than the closing quoted price of the Corporation’s common shares traded through the facilities of the exchange on which the Company’s common shares are listed. As at December 31, 2014, a total of 3,619,830 stock options were outstanding under the plan, and a total of 2,620,370 options remained available for granting.

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.88	752,000	-
Share based compensation expense	-	-	704
Options exercised	-	-	-
Options forfeited or expired	$5.54	(1,167,833)	(3,088)

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Stock options granted	$4.16	641,500	-
Share based compensation expense	-	-	1,477
Options exercised	$3.08	(45,000)	(65)
Options forfeited or expired	$4.30	(1,195,832)	(2,377)

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share based compensation expense	-	-	3,462
Options exercised	$1.55	(389,834)	(328)
Options forfeited or expired	$6.64	(174,582)	(625)

Balance – December 31, 2012	$5.07	4,634,995	$11,061

During the year ended December 31, 2014, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.4% (2013 – 1.4; 2012 – 1.3% to 1.5%) per annum, an expected life of options of 4 years (2013 – 4 years; 2012 – 4 years), an expected volatility of 65% based on historical volatility (2013 – 70%; 2012 – 70%), an expected forfeiture rate of 4% (2013 – 4%; 2012 – 9%) and no expected dividends (2013 – nil; 2012 - nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at December 31, 2014 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of			Number of
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.60	35,000	4.96	$0.60	-	$0.60
$1.65	292,500	1.21	$1.65	292,500	$1.65
$1.94	702,000	4.12	$1.94	234,000	$1.94
$3.45	758,330	2.22	$3.45	758,330	$3.45
$4.16	457,500	3.06	$4.16	305,000	$4.16
$4.46	108,000	0.12	$4.46	108,000	$4.46
$6.92	569,500	2.07	$6.92	569,500	$6.92
$7.10	693,500	3.06	$7.10	693,500	$7.10
$8.13	3,500	3.36	$8.13	3,500	$8.13

	3,619,830	2.72	$4.35	2,964,330	$4.79

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2013 and 2012 was $4.22 and $5.08, respectively.

During the year ended December 31, 2014, the Corporation recorded total share-based compensation expense of $704,000 (2013 – $1,473,000; 2012 - $3,462,000) related to incentive share options, of which $100,000 (2013 – $213,000; 2012 - $558,000) is recorded to mineral properties, $604,000 (2013 – $1,311,000; 2012 - $2,984,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Subsequent to December 31, 2014, a further 1,341,000 incentive stock options have been granted under the Corporation’s incentive stock option plan, another 108,000 have expired unexercised and 345,000 have been forfeited.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The RSU plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the plan trustee for future settlements.

At the Corporation’s annual general meeting held June 10, 2014, the shareholders approved the amendment of the RSU plan whereby RSUs granted subsequent to the date of amendment can be settled in common shares of the Corporation issued from treasury, with the maximum grantable number of such RSUs fixed at 650,000. RSUs granted prior to the date of amendment can be settled only with common shares held by the plan trust and purchased through the open market at the time of granting, and not with shares issued from treasury, and do not reduce the 650,000 RSU fixed limit.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – December 31, 2013	401,665	$996

RSUs granted	283,860	-
RSUs forfeited	(30,000)	-
Share-based compensation expense recognized	-	434
RSUs vested	(148,333)	(623)

Balance – December 31, 2014	507,192	$807

Balance – December 31, 2012	130,000	$52

RSUs granted	315,000	-
Share-based compensation expense recognized	-	1,108
RSUs vested	(43,335)	(164)

Balance – December 31, 2013	401,665	$996

Balance – December 31, 2011	-	$-

RSUs granted	130,000	-
Share-based compensation expense recognized	-	52

Balance – December 31, 2012	130,000	$52

A total of 283,860 RSUs were granted in 2014, with total grant-date fair value determined to be $188,200. Included in general and administrative expenses for the year ended December 31, 2014 is share-based compensation expense of $434,000 (2013 – $1,108,000; 2012 - $52,000) related to RSU awards. As at December 31, 2014, the plan trust held 253,332 common shares of the Corporation for future settlement of granted RSUs.

As of December 31, 2014, a total of 283,860 RSUs were granted under the amended RSU plan and a total of 366,140 RSUs remained available for granting.

Subsequent to December 31, 2014, a total of 135,000 RSUs have been granted under the amended RSU plan, with one third vesting one year after the date of granting, one third vesting two years after the date of granting, and the remaining third vesting three years after the date of granting.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	Cost of Sales

The Corporation recorded cost of sales for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012

Mining operations –
Inventoried costs –
Direct production costs	$-	$26,879	$37,758
Depreciation, depletion and share-based compensation	-	17,835	23,993
Inventory write-down	-	886	-
Subsidiary Agreement royalty cost	-	109	-
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	-	7,326	14,213
Silver streaming interest amount recognized	-	(9,892)	(13,873)
	-	43,143	61,691

Environmental services –
Direct service costs	9,730	7,314	5,011
Depreciation	307	156	86
	10,037	7,470	5,097

	$10,037	$50,613	$66,788

22.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012

General and administrative expenses
Depreciation	$113	$119	$190
Amortization of intangible assets	43	114	146
Business development and investor relations	570	628	724
Office, operating and non-operating overheads	1,624	2,506	4,899
Professional	685	1,085	1,418
Regulatory	185	193	257
Salaries and contractors	4,029	5,316	6,113
Share-based compensation	986	2,060	2,438
Travel	231	450	472

	$8,466	$12,471	$16,657

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012

Mine site care and maintenance
Depreciation	$2,486	$643	$-
Office, operating and non-operating overheads	530	260	-
Professional	9	11	-
Salaries and contractors	79	224	-
Share-based compensation	23	45	-
Travel	3	27	-

	$3,130	$1,210	$-

24.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

(a)	The provision for income taxes consists of:

	2014	2013	2012

Current
Income tax	$-	$-	$-
Yukon mineral tax	-	220	448
US income tax	18	11	1

Total current tax provision	18	231	449

Deferred
Income tax	(2,614)	(10,830)	3,571
Yukon mineral tax	(240)	(1,030)	539

Total deferred tax provision (recovery)	(2,854)	(11,860)	4,110

Total income tax provision (recovery)	$(2,836)	$(11,629)	$4,559

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2014	2013	2012

Accounting income (loss) before taxes	$(35,608)	$(62,079)	$7,979
Federal and provincial income tax rate of 26.00% (2013 – 25.75%)	(9,258)	(15,960)	1,995

Non-deductible permanent differences	16	464	937
Differences in foreign exchange rates	(6)	(90)	(45)
Effect of difference in tax rates	(1,419)	(2,544)	336
Change in benefits not recognized	8,035	7,411	280
Yukon mineral tax	(243)	(804)	846
Change in estimate	36	(105)	189
Other	3	(1)	21
	6,422	4,331	2,564

Provision for (recovery of) income taxes	$(2,836)	$(11,629)	4,559

During the year, the Canadian statutory tax rate increased to 26.00% due to legislated provincial tax rate changes.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)

The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral	Inventory	Property,	Yukon	Other	Total
	Property		Plant and	Mining
	Interest		Equipment	Tax

December 31, 2012	$(17,757)	$(671)	$(4,843)	$(1,272)	$(895)	$(25,438)
Credited (charged) to the income statement	7,240	545	2,903	1,028	632	12,348
Charged directly to equity	-	-	-	-	-	-

December 31, 2013	$(10,517)	$(126)	$(1,940)	$(244)	$(263)	$(13,090)
Credited (charged) to the income statement	(1,598)	-	(381)	244	(111)	(1,846)
Charged directly to equity	-	-	-	-	-	-
Charged (credited) to OCI	-	-	-	-	36	36

December 31, 2014	$(12,115)	$(126)	$(2,321)	$-	$(338)	$(14,900)

Deferred tax assets	Mineral	Loss	Property,	Decommissioning	Other	Total
	Property	Carry	Plant and	and rehabilitation
	Interest	Forward	Equipment	provision

December 31, 2012	$3,621	$4,849	$451	$1,157	$1,265	$11,343
Credited (charged) to the income statement	(1,121)	552	(6)	(16)	(602)	(1,193)
Charged directly to equity	-	-	-	-	165	165

December 31, 2013	$2,500	$5,401	$445	$1,141	$828	$10,315
Credited (charged) to the income statement	2,721	451	(13)	80	(331)	2,908
Charged directly to equity	-	-	-	-	266	266

December 31, 2014	$5,221	$5,852	$432	$1,221	$763	$13,489

Net deferred tax liabilities

December 31, 2013	$(2,775)
Credited (charged) to the income statement	1,349
Charged directly to equity	266
Charged (credited) to OCI	(251)
December 31, 2014	$(1,411)

(d)

At December 31, 2014, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. However, these tax attributes relate to capital items in nature which can only be offset capital gain or relate to subsidiaries that have a history of losses; therefore may not be used to offset taxable income.

Unused non-capital losses	$13,340
Mineral property interest	35,586
Other	10,735

$59,661

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2014, the Corporation has available non-capital losses for income tax purposes in Canada and the US which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2028	-	333	333
2029	-	850	850
2030	-	1,024	1,024
2031	-	834	834
2032	303	60	363
2033	2,228	-	2,228
2034	7,708	-	7,708

	$10,239	$3,101	$13,340

25.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Numerator
Net loss for the year	$(32,772)	$(50,450)	$3,420

Denominator
For basic – weighted average number of shares outstanding	65,100,203	61,968,376	60,256,688
Effect of dilutive securities – incentive share options	-	-	800,174
For diluted – adjusted weighted average number of shares outstanding	65,100,203	61,968,376	61,056,862

Loss Per Share
Basic	$(0.50)	$(0.81)	$0.06
Diluted	$(0.50)	$(0.81)	$0.06

Incentive stock options to acquire 3,585,000 shares (2013 – 3,743,000) were outstanding at December 31, 2014 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given the Corporation recorded a net loss in that year. Incentive stock options to acquire 2,154,000 shares were outstanding at December 31, 2012 but were not included in the computation of diluted earnings per share for the year then ended because to do so would have been anti-dilutive given their exercise price was greater than the average market price of the Corporation's shares over that year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

26.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value
	Hierarchy
	Classification	2014	2013
Loans and receivables –
Cash and cash equivalents	Level 1	$8,639	$8,610
Accounts receivable other than those arising from sales of concentrates	Level 2	3,951	4,873
		12,590	13,483

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	Level 2	-	56
Long-term investment in warrants	Level 2	-	14
		-	70

Held to maturity investments –
Restricted cash and deposits –
Term deposits	Level 2	10,215	9,460

Available for sale –
Long-term investment in common shares	Level 1	597	525

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(2,375)	(2,220)

		$21,027	$21,318

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Accounts receivable arising from sales of concentrates includes exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition. Measurement of such exposure is based on estimated prices for contained payable metal on which final settlement will be determined, with such estimates based on quoted forward prices.

All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 27.

Price Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates were sold, pricing was based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, when commercial production commenced at the Bellekeno mine, the Corporation’s exposure to US dollar currency risk significantly increased as sales of concentrate were effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31	December 31
	2014	2013

Cash and demand deposits	$6,340	$3,027
Accounts and other receivable	1,354	1,129
Accounts payable and accrued liabilities	(421)	(512)

Net exposure	$7,273	$3,644

Based on the above net exposure at December 31, 2014, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $727,000 decrease or increase respectively in both net and comprehensive loss (2013 – $364,000). The Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at December 31, 2014 or 2013 to interest rate risk through its financial instruments.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31
	2014	2013

Trade receivables, net of provision –
Currently due	$1,171	$729
Past due by 90 days or less, not impaired	1,224	1,448
Past due by greater than 90 days, not impaired	48	602
	2,443	2,779

Cash	2,526	4,855
Demand deposits	6,113	3,755
Term deposits	10,215	9,460

	$21,322	$20,849

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2014, trade receivables are recorded net of a recoverability provision of $479,000 (2013 – $485,000).

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 27. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31	December 31
	2014	2013

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$2,375	$2,220
In later than 90 days, not later than one year	-	-

	$2,375	$2,220

27.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2014 remains fundamentally unchanged from the year ended December 31, 2013.

28.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2014 and 2013 is summarized as follows:

	2014	2013

Operating Cash Flows Arising From Interest and Taxes
Interest received	$111	$265
Interest paid	$-	$-
Income taxes paid	$-	$(361)

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$100	$213
Capitalization of depreciation to mineral properties	$395	$448
Capitalization of re-estimation of decommissioning and rehabilitation provision	$115	$(164)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$-	$2,963
Exploration and evaluation properties	$(2)	$3,210
Property, plant and equipment	$8	$4
Prepaid expenses and other current assets	$-	$-

29.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2014, 2013 and 2012, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013). The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation’s executive head office and general corporate administration. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the year ended	Environmental	Mining
December 31, 2014	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$9,182	$-	$-	$-	$9,182
Non-Canadian	5,743	361	-	-	6,104
Intersegment	3,595	-	-	-	3,595
Total segment revenues	18,520	361	-	-	18,881
Intersegment revenues eliminated on consolidation	(3,595)	-	-	-	(3,595)
Total revenues as reported	14,925	361	-	-	15,286

Cost of sales	10,037	-	-	-	10,037
Depreciation and amortization	68	-	-	89	157
Share-based compensation	244	-	-	742	986
Other G&A expenses	3,168	86	-	4,069	7,323
Other mine site care and maintenance	-	3,130	-	-	3,130
Foreign exchange gain	(323)	436	-	(773)	(660)
Investment income	(1)	-	-	(65)	(66)
Finance costs	-	42	-	-	42
Derivative loss	-	-	-	14	14
Write-down of mineral properties		18,093	7,010		25,103
Write-down of property, plant and equipment		1,212	3,616		4,828

Segment income (loss) before taxes	$1,732	$(22,638)	$(10,626)	$(4,076)	$(35,608)

Total assets	$11,609	$21,612	$63,503	$8,471	$105,195

As at and for the year ended	Environmental	Mining
December 31, 2013	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$10,516	$-	$-	$-	$10,516
Non-Canadian	5,803	43,114	-	-	48,917
Intersegment	2,734	-	-	-	2,734
Total segment revenues	19,053	43,114	-	-	62,167
Intersegment revenues eliminated on consolidation	(2,734)	-	-	-	(2,734)
Total revenues as reported	16,319	43,114	-	-	59,433

Cost of sales	7,470	43,143	-	-	50,613
Depreciation and amortization	141	-	-	735	876
Share-based compensation	393	464	-	1,203	2,060
Other G&A expenses	3,187	2,550	-	5,008	10,745
Foreign exchange gain	3	(254)	-	69	(182)
Investment income	(5)	1	-	(242)	(246)
Finance costs	-	47	-	-	47
Derivative loss	-	-	-	98	98
Write-down of mineral properties	-	51,840	-	-	51,840
Write-down of property, plant and equipment	-	3,501	-	-	3,501
Loss on impaired long term investments	-	-	-	2,160	2,160

Segment income (loss) before taxes	$5,130	$(58,178)	$-	$(9,031)	$(62,079)

Total assets	$12,940	$37,417	$72,494	$8,362	$131,213

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the year ended	Environmental	Mining
December 31, 2012	Services	Operations	Exploration	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,298	$-	$-	$-	$5,298
Non-Canadian	2,685	76,725	-	-	79,410
Intersegment	4,011	-	-	-	4,011
Total segment revenues	11,994	76,725	-	-	88,719
Intersegment revenues eliminated on consolidation	(4,011)	-	-	-	(4,011)
Total revenues as reported	7,983	76,725	-	-	84,708

Cost of sales	5,097	61,691	-	-	66,788
Depreciation and amortization	207	-	-	129	336
Share-based compensation	652	352	-	1,434	2,438
Other G&A expenses	2,906	1,717	-	9,258	13,881
Foreign exchange gain	138	27	-	159	324
Investment income	(9)	-	-	(739)	(748)
Finance costs	-	46	-	-	46
Gain on sale of mineral property	-	-	-	(6,344)	(6,344)
Derivative loss	57	-	(55)	6	8

Segment income (loss) before taxes	$(1,065)	$12,892	$55	$(3,903)	$7,979

Total assets	$12,305	$87,483	$84,405	$28,107	$212,300

For the 12 month periods ended December 31, 2014, 2013 and 2012, revenue from mining operations was derived as follows from payable metals contained in concentrate:

	2014	2013	2012

Silver	$243	$34,668	$63,731
Lead	(18)	10,926	16,275
Zinc	(3)	2,822	4,256
Gold	162	525	509
	384	48,941	84,771

Smelter treatment and refining charges	(23)	(5,827)	(8,046)

Reported mining operations revenue	$361	$43,114	$76,725

30.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	2014	2013	2012

Salaries and other short-term benefits	$1,919	$2,150	$4,038
Termination benefits	-	-	714
Share-based compensation	830	1,923	1,738

	$2,749	$4,073	$6,490

Key management includes the Corporation’s Board of Directors and members of senior management.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

31.	Commitments

As at December 31, 2014, the Corporation’s contractual obligations are as follows:

(a) The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2015	487
2016	81
2017	60

$628

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $200,000.

Senior Management	Board of Directors

Clynton Nauman, BSc (Hons)	George Brack, Chairman of the Board
President & Chief Executive Officer	Terry Krepiakevich, CA, ICD.D.
Clynton Nauman
Brad Thrall, BSc, MBA	David Searle, CM, QC
Executive Vice President & Chief Operating Officer	Rick Van Nieuwenhuyse, MSc
Michael Winn
Michael Clark, CA	Richard Zimmer, P.Eng., MBA
Chief Financial Officer &
Company Ethics Officer	Auditors
Alan McOnie, MSc (Geology), FAusIMM Vice President, Exploration	PricewaterhouseCoopers LLP Vancouver, British Columbia
Vicki Veltkamp, BA Vice President, Investor Relations
Legal Counsel
Fasken Martineau DuMoulin LLP
James Harrington, MSc	Vancouver, British Columbia
President, Alexco Environmental Group

Joe Harrington, BSc	Registrar and Transfer Agent
Vice President Technology & Strategic Development, Alexco Environmental Group	Computershare Investor Services Inc. Vancouver, British Columbia

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	NYSE-MKT:AXU TSX:AXR
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com